Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010

United States

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81,

International Commerce Centre,

1 Austin Road West, Kowloon

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

December 17, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
Benjamin Phippen, Staff Accountant
Division of Corporation Finance

Re:	Yirendai Ltd. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-208056)
Registration Statement on Form 8-A (Registration No. 001-37657)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 5:00 p.m., Eastern Standard Time on December 17, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between December 10, 2015 and the date hereof, copies of the Company’s Preliminary Prospectus dated December 10, 2015 were distributed as follows: more than 3,630 copies to prospective underwriters, institutional investors, dealers and others; out of which more than 2,860 were to institutional investors and more than 160 to retail investors.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INTERNATIONAL PLC

CREDIT SUISSE SECURITIES (USA) LLC

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

As representatives of the prospective underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Daniel Wetstein
Name:	Daniel Wetstein
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

By:	/s/ Jason Lam
Name:	Jason Lam
Title:	Managing Director and Co-Head of Investment Banking